# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Patriot Acquisition Corp., CIK 0002099095
CUSIP: G6951A106
Title of class of securities: Class A Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: Four Radnor Corporate Center, 100 Matsonford Road, Suite 210, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 05/18/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002122086

## Reporting persons
- Patriot Acquisition Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,375,000; shared voting power 0; sole dispositive power 4,375,000; shared dispositive power 0; aggregate amount beneficially owned 4,375,000 (20% of the class)
  Comment: (1) See Item 4. Represents Class B ordinary shares, which will automatically convert into the Issuer's Class A ordinary shares at the time of the Issuer's initial business combination, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-294090). (2) Based on 21,875,000 ordinary shares issued and outstanding as of May 21, 2026 and assuming the conversion of all the Class B ordinary shares held by Patriot Acquisition Sponsor LLC.
- Patriot Financial Advisors, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,375,000; shared voting power 0; sole dispositive power 4,375,000; shared dispositive power 0; aggregate amount beneficially owned 4,375,000 (20% of the class)
  Comment: (1) See Item 4. Represents Class B ordinary shares, which will automatically convert into the Issuer's Class A ordinary shares at the time of the Issuer's initial business combination, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-294090). (2) Based on 21,875,000 ordinary shares issued and outstanding as of May 21, 2026 and assuming the conversion of all the Class B ordinary shares held by Patriot Acquisition Sponsor LLC.
- Patriot Financial Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,375,000; shared voting power 0; sole dispositive power 4,375,000; shared dispositive power 0; aggregate amount beneficially owned 4,375,000 (20% of the class)
  Comment: (1) See Item 4. Represents Class B ordinary shares, which will automatically convert into the Issuer's Class A ordinary shares at the time of the Issuer's initial business combination, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-294090). (2) Based on 21,875,000 ordinary shares issued and outstanding as of May 21, 2026 and assuming the conversion of all the Class B ordinary shares held by Patriot Acquisition Sponsor LLC.
- W. Kirk Wycoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,375,000; sole dispositive power 0; shared dispositive power 4,375,000; aggregate amount beneficially owned 4,375,000 (20% of the class)
  Comment: (1) See Item 4. Represents Class B ordinary shares, which will automatically convert into the Issuer's Class A ordinary shares at the time of the Issuer's initial business combination, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-294090). (2) Based on 21,875,000 ordinary shares issued and outstanding as of May 21, 2026 and assuming the conversion of all the Class B ordinary shares held by Patriot Acquisition Sponsor LLC.
- James F. Deutsch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,375,000; sole dispositive power 0; shared dispositive power 4,375,000; aggregate amount beneficially owned 4,375,000 (20% of the class)
  Comment: (1) See Item 4. Represents Class B ordinary shares, which will automatically convert into the Issuer's Class A ordinary shares at the time of the Issuer's initial business combination, as more fully described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-294090). (2) Based on 21,875,000 ordinary shares issued and outstanding as of May 21, 2026 and assuming the conversion of all the Class B ordinary shares held by Patriot Acquisition Sponsor LLC.

## Item 1. Issuer
Name of issuer: Patriot Acquisition Corp.
Address of issuer's principal executive offices: Four Radnor Corporate Center 100 Matsonford Road, Suite 210 Radnor, Pennsylvania 19087

## Item 2. Person Filing
Name of person filing: Patriot Acquisition Sponsor LLC, Patriot Financial Advisors, L.P., Patriot Financial Advisors LLC, W. Kirk Wycoff and James F. Deutsch (the "Reporting Persons")
Address of principal business office or, if none, residence:
Four Radnor Corporate Center
100 Matsonford Road, Suite 210
Radnor, Pennsylvania 19087
Citizenship:
Patriot Acquisition Sponsor LLC, a Delaware limited liability company
Patriot Financial Advisors, L.P., a Delaware limited partnership
Patriot Financial Advisors LLC, a Delaware limited liability company
W. Kirk Wycoff, a citizen of the United States
James F. Deutsch, a citizen of the United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Patriot Acquisition Sponsor LLC (the "Sponsor") directly owns 4,375,000 Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares"), of Patriot Acquisition Corp. (the "Issuer"), which are convertible into the Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares"). Such shares may be deemed to be beneficially owned by Patriot Financial Advisors LP ("Patriot LP"), which is the managing member of the Sponsor, Patriot Financial Advisors LLC, the general partner of Patriot LP ("Patriot LLC"), W. Kirk Wycoff and James F. Deutsch, who are the managing members of Patriot LLC. As a result of these relationships, each of the Sponsor, Patriot LP, Patriot LLC and Messrs. Wycoff and Deutsch may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of the Sponsor, Patriot LP, Patriot LLC and Messrs. Wycoff and Deutsch disclaims beneficial ownership of such securities except to the extent of their direct ownership.

In addition to the securities reported on the cover pages hereto, the Sponsor also directly owns 4,140,000 private placement warrants to purchase 4,140,000 Class A Ordinary Shares. The warrants become exercisable beginning 30 days after the completion of the Issuer's initial business combination and expire five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 21,875,000 Class A Ordinary Shares outstanding as of May 21, 2026 (inclusive of the partial exercise of the over-allotment option on May 21, 2026, as previously disclosed by the Issuer), and 4,375,000 Class B Ordinary Shares directly owned by the Sponsor, and assumes conversion of such Class B Ordinary Shares into Class A Ordinary Shares.

See row 9 of the cover page of each Reporting Person.
Percent of class: See row 11 of the cover page of each Reporting Person.
Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.
Sole power to dispose or to direct the disposition: See row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See row 8 of the cover page of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement, dated as of June 11, 2026, by and among Patriot Acquisition Sponsor LLC, Patriot Financial Partners, L.P., Patriot Financial Partners LLC, W. Kirk Wycoff and James F. Deutsch

## Signatures
- Patriot Acquisition Sponsor LLC: /s/ W. Kirk Wycoff, W. Kirk Wycoff, a member of Patriot Financial Advisors LLC, the general partner of Patriot Advisors, L.P., the managing member of Patriot Acquisition (06/11/2026)
- Patriot Financial Advisors, L.P.: /s/ W. Kirk Wycoff, W. Kirk Wycoff, a member of Patriot Financial Advisors, LLC, the general partner of Patriot Advisors, L.P. (06/11/2026)
- Patriot Financial Advisors LLC: /s/ W. Kirk Wycoff, W. Kirk Wycoff, a member of Patriot Financial Advisors LLC (06/11/2026)
- W. Kirk Wycoff: /s/ W. Kirk Wycoff, W. Kirk Wycoff (06/11/2026)
- James F. Deutsch: /s/ James F. Deutsch, James F. Deutsch (06/11/2026)